SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of October, 2003
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul. Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                      X
                            ---                       ---

This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on October 6, 2003, entitled "Axcan Receives "Not Approvable" Letter for Helicide; FDA Cites On-Going Manufacturing Deficiencies at One of Five Manufacturing Sites."

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date: October 7, 2003                       By:     /s/ Jean Vezina
                                                    ------------------
                                            Name:    Jean Vezina
                                            Title:   Vice-President, Finance and
                                                     Chief Financial Officer

[AXCAN LOGO]                                        AXCAN PHARMA, INC.

                                                    597, boul. Laurier
                                                    Mont-Saint-Hilaire (Quebec)
                                                    Canada J3H 6C4

                                                    Tel:  (450) 467-5138
                                                    1 (800) 565-3255
                                                    Fax:  (450) 464-9979

                                                    www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP
Nasdaq SYMBOL (Nasdaq National Market):                                     AXCA

DATE:                                                            October 6, 2003
Press Release for immediate distribution

               AXCAN RECEIVES "NOT APPROVABLE" LETTER FOR HELICIDE
                  FDA CITES ON-GOING MANUFACTURING DEFICIENCIES
                       AT ONE OF FIVE MANUFACTURING SITES

MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan" or the "Company") has announced that the U.S. Food and Drug Administration ("FDA") has determined that the New Drug Application ("NDA") that Axcan re-submitted for HELICIDE for the eradication of Helicobacter pylori, continues to be "not approvable" at this time. Certain of the FDA inspection-related issues, communicated to Axcan in an August 12, 2002, action letter for one of the five manufacturing sites, remain unresolved and were the basis for this "not approvable" letter. As in the previous letter, the FDA has not raised any safety or efficacy issues. HELICIDE was approved in Canada in the second quarter of fiscal 2003.

During the last year, Axcan has worked closely with the Italian manufacturer identified in the NDA to resolve all outstanding issues. However, the ability of this manufacturer of one of HELICIDE's ingredients, biskalcitrate potassium (bismuth salt), to implement all required corrective action is severely limited due to its present financial status. Axcan will meet with the FDA in the coming weeks to discuss alternative plans and, shortly thereafter, intends to announce revised regulatory timelines.

"HELICIDE is an important product candidate for Axcan, and we will continue to work to resolve the outstanding regulatory issues in order to bring this product to the market as soon as possible," commented Leon F. Gosselin, President and CEO of Axcan. "Obviously, we are disappointed that the launch of HELICIDE is delayed due to this temporary set-back. However, our current business remains strong and we are confident that we will meet or exceed analysts' current expectations for net revenues in excess of U.S. $200 million and income in excess of U.S. $0.80 per basic share or U.S. $0.70 per fully diluted share for fiscal year 2004," he concluded.

Axcan will host a conference call at 10:00 A.M. EST, on October 6, 2003. Interested parties may also access the conference call by way of web cast at www.axcan.com. The web cast will be archived for 90 days.

The telephone numbers to access the conference call are (800) 814-4853 (Canada and United States) or (416) 640-4127 (international). A replay of the call will be available until October 13, 2003. The telephone number to access the replay of the call is (416) 640-1917 code: 21020179.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. The Company markets a broad line of prescription products sold for the treatment of symptoms for a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".



"Safe Harbor"  statement under the Private  Securities  Litigation Reform Act of
--------------------------------------------------------------------------------
1995.
-----

To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

The name HELICIDE appearing in this press release is a trademark of Axcan Pharma Inc. and its subsidiaries.


INFORMATION:               David W. Mims
                           Executive Vice President and Chief Operating Officer
                           Axcan Pharma Inc.
                           Tel: (205) 991-8085, ext. 223

or                         Isabelle Adjahi
                           Director, Investor Relations
                           Axcan Pharma Inc.
                           Tel: (450) 467-2600, ext. 2000

                           www.axcan.com